02018733

AB 3/7/02

RECEIVED MAR 10 1 2002

3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28733

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUNAMERICA CAPITAL SERVICES,INC.

OFFICIAL USE ONLY
13158
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 THIRD AVENUE

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ACKLEEMA BACCHUS (212) 551-5711

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEBBIE POTASH-TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNAMERICA CAPITAL SERVICES, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER/
SENIOR VICE PRESIDENT

Title

Notary Public

M. ROSALIE. BUENAVENTURA
Notary Public, State of New York
No. 02BU6062853
Qualified in Kings County
Commission Expires August 20, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of
SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunAmerica Capital Services, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

January 24, 2002

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 19,770,595
Receivables:	
Distribution fees	4,035,468
Other	802,081
Deferred expenses, less accumulated amortization of $99,619,642	97,040,028
Goodwill, less accumulated amortization of $1,508,243	1,139,113
Income taxes currently receivable	3,132,438
Total assets	$125,919,723

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 2,966,520
Payable to affiliated companies	12,503,981
Deferred income taxes	29,788,933
Total liabilities	45,259,434
Subordinated notes	40,960,000
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	35,759,865
Retained earnings	3,915,424
Total shareholder's equity	39,700,289
Total liabilities and shareholder's equity	$125,919,723

The accompanying notes are an integral part of this financial statement.

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of Sam Holdings Corporation, which is a direct subsidiary of Saamsun Holdings Corp., which is a direct subsidiary of Anchor National Life Insurance Company ("Anchor"), which is a direct subsidiary of SunAmerica Life Insurance Company, which is a direct subsidiary of SunAmerica Inc., (the "Parent"), which is a direct wholly owned subsidiary of American International Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. and conducts business as a distributor of mutual funds.

Cash and cash equivalents

For purposes of the statement of financial condition, the Company considers money market mutual funds to be cash equivalents.

Goodwill

Goodwill, which represents the excess paid over the fair value of distribution contracts purchased in 1991, is being amortized over a period of sixteen years.

The Company elected to adopt SFAS No. 142, *Goodwill and Intangible Assets*, with effect for the financial year beginning January 1, 2002. Under the new standard, all goodwill, including goodwill acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. Approximately $198,000 of goodwill amortization was recorded by the Company in 2001. Intangible assets other than goodwill will be amortized over their useful lives and reviewed for impairment. The Company is currently evaluating the potential impact on its financial position and results of operations.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to eight years.

During the year ended December 31, 2001, the Company completed a review that identified defined distribution costs whose carrying amounts exceeded projected future cash flows due to a decline in the net asset value of fund classes distributed by the Company. As a result of this review, the Company recorded additional amortization of deferred expenses.

Distribution fees

Distribution fees consist of 12b-1 fees and service fees paid by the funds to the company as the distributor of the funds' shares. These fees are accrued monthly and are computed based on the average net assets of the funds under management.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Use of estimates

The preparation of financial statements in conformity with generally accepted accountingprinciples requires management to make estimates and assumptions that affect the reported amounts ofassets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2001 and for the year ended December 31, 2001. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company is a principal distributor of various mutual funds managed by an affiliate.

The Company has an agreement whereby certain expenses, primarily income taxes and sales and marketing paid by affiliates on the Company's behalf are reimbursed by the Company. In addition, the Company receives various services from certain affiliates for which no costs are allocated, including telecommunications, systems and data processing services.

Approximately $10.0 million has been paid to affiliates during the year December 31, 2001 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares.

The Company invests in a money market fund managed by an affiliate.

At December 31, 2001, the subordinated notes are payable to the Parent. Notes aggregating $40,960,000 are due to mature between 2003 and 2005 and bear interest at rates of 7-9.5% per annum. These notes have been approved by the National Association of Securities Dealers, Inc. for inclusion in computing net capital pursuant to the Securities and Exchange Commission's net capital rule. The subordinated notes payable may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements governing the withdrawal of subordinated liabilities. At December 31, 2001 subordinated notes interest payable is approximately $6,207,000.

NOTE 3 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The significant components of the liability for deferred income taxes are as follows:

State income taxes	$ 4,307,000
Deferred expenses	25,520,000
Other	(38,067)
Deferred income taxes	$ 29,788,933

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2001, the Company had net capital, as defined, of $6,002,102 which exceeded its requirement of $1,031,367 by $4,970,735. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 2.58:1.

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

	Page
Facing page	3
Oath or affirmation	4
Report of independent accountants	5
Statement of financial condition	6
Notes to statement of financial condition	7-9